Filed by Twin River Worldwide Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Dover Downs Gaming & Entertainment, Inc.

Commission File No.: 001-16791

TWIN RIVER ANNOUNCES APPOINTMENT OF NEW CFO

Lincoln, R.I., January 2, 2019. Twin River Worldwide Holdings, Inc. announced today that Stephen H. Capp has been elected chief financial officer. Mr. Capp, who previously served as the CFO of Pinnacle Entertainment, will step off the Twin River board of directors to accept this new role. Glenn Carlin, who served as Twin River’s CFO for over five years, will assist in the transition as well as the anticipated listing of Twin River stock on the New York Stock Exchange.

“We are very pleased that Steve has agreed to take this role. We think we will benefit from his prior experience as CFO of a major gaming company, as well as his intimate familiarity with Twin River,” said John Taylor, Twin River’s Executive Chairman. “We are also extremely grateful for Glenn’s service, which dates back to 2010 when he was a member of the board. We know that his having to travel from New York to Rhode Island for more than five years put enormous demands on Glenn and his family, and are glad that he is willing to help in the transition this year,” Taylor said.